Exhibit 8.1

Subsidiaries

Legal Name	Place of Incorporation	Doing Business As	Ownership %[1]
Lan Cargo S.A.	Chile	Lan Chile Cargo	99.85%

Aircraft International Leasing Limited	Bahamas	AILL	99.98%

Transporte Aéreo S.A.	Chile	LanExpress	99.9%

Seagull Leasing LLC	Delaware, USA	Seagull	100%

South Florida Air Cargo	Florida, USA	Southflorida	100%

Bluebird Leasing LLC	Delaware, USA	Bluebird	100%

Lan Logistics Corp.	Delaware, USA	Lanlogistics	100%

Lan Cargo Overseas Services Limited	Bahamas	Lan Cargo Overseas	100%

Lan Perú S.A.	Peru	Lan Perú	49%

Inversiones Lan S.A.	Chile	Inverlan	99.7%

Inmobiliaria Aeronáutica S.A.	Chile	Inmobiliaria Aeronáutica	99.01%

Lan Pax Group S.A.	Chile	Lan Pax Group	99.83%

[1]	Ownership percentage of direct owner of each significant subsidiary of Lan Airlines S.A.